FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of ........August................................................................. , 2009
CANON INC.

(Translation of registrant’s name into English)
30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

(Address of principal executive offices)
     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F           X          Form 40-F
     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes                    No           X
     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-.....................

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)
Date....August 7, 2009.....	By...../s/...... Masashiro Kobayashi ........................
(Signature)*
Masashiro Kobayashi General Manager Global Finance Management Center Canon Inc.

*Print the name and title of the signing officer under his signature.
The following materials are included.
1. Quarterly Report filed with the Japanese government pursuant to the Financial Instruments and Exchange Law of Japan For the second quarter ended June 30, 2009

[English summary with full translation of consolidated financial information]
Quarterly Report filed with the Japanese government
pursuant to
the Financial Instruments and Exchange Law of Japan
For the second quarter ended
June 30, 2009
CANON INC.
Tokyo, Japan

Disclaimer Regarding Forward-Looking Statements
This quarterly report includes forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934) concerning Canon Inc. (the “Company”) and its subsidiaries (collectively “Canon”). To the extent that statements in this quarterly report do not relate to historical or current facts, they constitute forward-looking statements. These forward-looking statements are based on the current assumptions and beliefs of Canon in light of the information currently available to them, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Canon’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. Canon undertakes no obligation to publicly update any forward-looking statements after the date of this quarterly report. Investors are advised to consult any further disclosures by Canon in its subsequent filings with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934 and its other filings.
The risks, uncertainties and other factors referred to above include, but are not limited to, foreign exchange rate fluctuations; the uncertainty of Canon’s ability to implement its plans to localize production and other measures to reduce the impact of foreign exchange rate fluctuations; uncertainty of economic conditions in Canon’s major markets; uncertainty about continued demand for Canon’s high-value-added products; uncertainty about the recovery of computer and related markets; uncertainty about the recovery in demand for Canon’s semiconductor production equipment; Canon’s ability to continue to develop and market products that incorporate new technology on a timely basis, are competitively priced and achieve market acceptance; the possibility of losses resulting from foreign currency transactions designed to reduce financial risks from changes in foreign exchange rates; and inventory risk due to shifts in market demand.

I . Corporate Information
(1)	Consolidated Financial Summary

	Millions of yen (except per share amounts)
	Six months ended	Three months ended	Year ended
	June 30, 2009	June 30, 2009	December 31, 2008
Net sales	1,480,819	793,785	4,094,161
Income before income taxes	57,886	35,492	481,147
Net income attributable to Canon Inc.	33,349	15,605	309,148
Canon Inc. stockholders’ equity	-	2,683,183	2,659,792
Total equity	-	2,871,761	2,850,982
Total assets	-	3,744,669	3,969,934
Canon Inc. stockholders’ equity per share (yen)	-	2,173.53	2,154.57
Net income attributable to Canon Inc. stockholders per share: basic (yen)	27.01	12.64	246.21
Net income attributable to Canon Inc. stockholders per share: diluted (yen)	27.01	12.64	246.20
Canon Inc. stockholders’ equity to total assets (%)	-	71.7	67.0
Cash flows from operating activities	188,701	-	616,684
Cash flows from investing activities	(218,332)	-	(472,480)
Cash flows from financing activities	(71,360)	-	(277,565)
Cash and cash equivalents at end of period	-	603,565	679,196
Number of employees	-	165,318	166,980
Notes:
1.	Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2.	Consumption tax is excluded from the stated amount of net sales.

3.
Canon adopted SFAS No.160 “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No.51” in the first quarter beginning January 1, 2009. Prior year amounts have been reclassified or adjusted to conform to SFAS 160.

(2)	Description of Business
Canon prepares quarterly consolidated financial statements in accordance with U.S. generally accepted accounting principles, thereby its group entities, which is composed of subsidiaries and affiliates, disclose the information in accordance with the accounting principles. The conformity is also applied to sections “II. The Business” and “III. Property, Plant and Equipment”. The segment information is exceptionally prepared based on “The rules associated with the terminology, presentation and preparation method of quarterly consolidated financial statements (Shihanki renketsu zaimushohyo kisoku)” of Japan.
Canon (consisting of and is operated mainly by the Company, 240 consolidated subsidiaries and 16 affiliates accounted for using the equity method) is engaged in the development, manufacture, sale and service primarily in the fields of business machines, cameras, optical and other products. No material change in Canon’s business has occurred during the three months ended June 30, 2009.
No additions or removals of principal group entities have occurred during the three months ended June 30, 2009.
(3)	Group Entities
No additions or removals of crucial group entities have occurred during the three months ended June 30, 2009.
(4)	Number of Employees
Canon’s number of employees is summarized as follows:

As of June 30, 2009
Consolidated	165,318
Parent-alone	26,208
Note:

The number of employees represents the total number of employees including seasonal workers as well as others who do not work full time. The Company had 2,687 temporary employees on average during the three months ended June 30, 2009.

II. The Business
(1)	Production and Sales
Production
Canon’s production by product group are summarized as follows:

Millions of yen
Three months ended June 30, 2009

Business Machines	338,864

Cameras	265,868

Optical and other products	40,785

Total	645,517

Notes:
1.	Amount of production is calculated by sales price.

2.	Consumption tax is excluded from the stated amount of production.
Sales
Canon’s sales by product group are summarized as follows:

Millions of yen
Three months ended June 30, 2009

Business Machines	485,989

Cameras	246,056

Optical and other products	61,740

Total	793,785

Notes:
1.	Consumption tax is excluded from the stated amount of net sales.

2.	Canon’s sales to its significant customer are summarized as follows:

	Millions of yen
	Three months ended June 30, 2009
	Sales	Proportion (%)
Hewlett-Packard Company	141,161	17.8
(2)	Risk Factors
No additional risks related to Canon’s business have arisen during the three months ended June 30, 2009. Furthermore, no material changes are recognized persistent to the risk factors of Canon’s business indicated in the annual report (Yukashoken-hokokusho) of the previous fiscal year.

(3)	Crucial Business Contracts Engaged in the Second Quarter of 2009
No material contracts were entered into during the three months ended June 30, 2009.
Changes to any existing business contracts during the three months ended June 30, 2009 is as follows:
Patents and Licenses
Companies that Canon has granted licenses to:
     Sanyo Electric Co., Ltd.                    (electronic camera)
(4)	Operating Results
Looking back at the global economy in the second quarter of 2009, conditions continued to be severe. In the United States, despite signs of a slight improvement in exports and consumer spending, capital spending dropped significantly and the economic slowdown continued. In Europe, the economic recession intensified due to declines in capital investment along with depressed consumer spending. Across Asia, while economic conditions for the region overall remained weak, the Chinese economy began showing signs of a turnaround as the economic stimulus measures began taking effect. In Japan, the impact of the worsening global economy continued to be felt, resulting in drops in both exports and capital investment along with flagging consumer spending due to deteriorating employment conditions and other factors.
As for the markets in which Canon operates amid these conditions, within the office imaging products market, demand for network digital multifunction devices (MFDs) decreased in each region, leading to continued sluggish sales for monochrome and color models. In the computer peripherals market, demand was weak for color and low-end laser beam printers, which had been driving recent demand, resulting in a drop below the year-ago level. With regard to inkjet printers, demand continued to decrease for both single-function and multifunction models, resulting in a contraction of the market compared with the same period for the previous year. As for the cameras segment, while demand for digital single-lens reflex (SLR) cameras achieved solid growth, demand for compact digital cameras remained sluggish amid further price declines. In the optical equipment segment, demand dramatically diminished for steppers, utilized in the production of semiconductors, while demand for aligners, used to produce liquid crystal display (LCD) panels, reversed to negative growth due to falling prices of LCD panels. The average value of the yen during the second-quarter was ¥97.19 to the U.S. dollar, a year-on-year appreciation of about ¥7, and ¥132.90 to the euro, a year-on-year appreciation of approximately ¥31.
Net sales for the second quarter totaled ¥793.8 billion, a year-on-year decline of 28.2%, mainly due to the effects of significantly reduced sales volumes due to decreased demand for office equipment and other products, a trend that continued from the previous quarter, along with the substantial rise in the value of the yen. Net sales for the six months ended June 30, 2009 decreased by 29.9% to ¥1,480.8 billion. Despite the launch of new products and ongoing cost-cutting efforts targeting an improved gross profit ratio, such factors as the appreciation of the yen, reduction in sales volumes and falling product prices led to a 5.5 point decline in the ratio to 43.5% for the quarter and 43.5% for the first six months. Consequently, gross profit decreased by 36.2% to ¥345.5 billion for the quarter and by 38.1% to ¥644.3 billion for the six-month period. Although operating expenses declined by 21.2% owing to a Group-wide effort to thoroughly curtail expenses, operating profit dropped 72.0% to ¥44.9 billion for the second quarter and 80.4% to ¥64.9 billion for the combined first and second quarter period. Other incomes (deductions) deteriorated by ¥21.9 billion, mainly due to currency exchange losses and losses on investments in equity method affiliates. As a result, income before income taxes totaled ¥35.5 billion for the quarter, a decline of 79.4%, and ¥57.9 billion for the six months ended June 30, 2009, a decline of 82.9%. Net income attributable to Canon Inc. also recorded a decrease of 85.5% to ¥15.6 billion for the quarter, and a decrease of 84.5% to ¥33.3 billion for the six-month period.

Basic net income attributable to Canon Inc. stockholders per share was ¥12.64, a year-on-year decline of ¥72.88, while the indicator for the six months ended June 30, 2009 decreased by ¥143.07 to ¥27.01.
Canon’s second-quarter results by product segment are summarized as follows:
Looking at Canon’s second-quarter performance by business sector, within the business machines segment, demand for office equipment continued to recede amid the rapid deterioration of economic conditions. With respect to office imaging products, while demand for digital commercial printers remained relatively solid, flagging sales in major regions for network digital MFDs along with the strong yen resulted in a year-on-year decline in sales of 30.6% for the quarter and 30.9% for the first six months of the year. In the field of computer peripherals, shrinking sales stemming from continued regulation of shipment volumes to optimize laser beam printer inventories within the market, combined with the impact of appreciation of the yen, resulted in a 36.3% decrease in second-quarter sales year on year, and a 39.2% decrease for the first and second quarters combined. As for inkjet printers, while the global market remains stagnant, sales volume displayed healthy growth in the Americas, which contributed to a year-on-year increase in sales volume for the segment, although the impact of the yen’s appreciation and falling prices resulted in a 16.1% reduction in sales for the quarter, and 21.2% decrease for the first six months of the year. Consequently, sales for the computer peripherals segment overall dropped by 30.9% year on year for the second quarter, and by 34.6% for the first half of the year. As for business information products, reduced sales of personal computers in the Japanese domestic market and other factors led to a sales decline of 16.0% for the quarter, and of 20.1% for the first six months of the year. Collectively, sales of business machines overall totaled ¥486.0 billion, down 30.3% for the quarter, and down 32.5% to ¥937.6 billion for the six months ended June 30, 2009. Operating profit totaled ¥55.1 billion in the second quarter, falling 60.6% mainly due to the significant decrease in gross profit stemming from the reduction in sales for the quarter, and ¥114.2 billion for the first half, falling 62.3%.
Within the cameras segment, the high-resolution, competitively priced EOS Digital Rebel T1i (EOS 500D) and advanced-amateur model EOS 5D Mark II digital SLR cameras continued to enjoy robust sales during the quarter, contributing to growth in sales volume. As for compact digital cameras, although the introduction of four new ELPH (IXUS)-series models and four PowerShot-series models was well received, sales volume overall contracted amid stagnant market conditions. Consequently, along with the impact of the appreciation of the yen, sales for the cameras segment overall declined by 20.7% to ¥246.1 billion for the quarter, and by 22.3% to ¥411.6 billion for the first half of the year. Additionally, operating profit for the sector decreased by 42.0% to ¥38.8 billion for the quarter, mainly as a result of the drop in sales value coupled with the decline in the gross profit ratio, and declined by 58.6% to ¥46.6 billion for the first six months of the year.
In the optical and other products segment, sales of steppers remained sluggish due to the worsening of market conditions for memory chips and sales of aligners fell, recording a decline in unit sales compared with the relatively high level of sales volume in the previous year. As a result, second-quarter sales for the segment totaled ¥61.7 billion, a decrease of 37.2%, and ¥131.6 billion for the first six months of the year, a decrease of 32.5%. Operating profit dropped to negative ¥6.4 billion for the quarter and ¥17.8 billion for the first half due to the significant drop in sales and other factors.
Second-quarter results in the domestic and overseas regions are summarized as follows:
Japan
Sales in Japan for the quarter decreased by 19.8% from the year-ago period to ¥202.5 billion as sales of steppers and color network MFDs remained sluggish along with other factors, while for the first six months, declined by 17.1% to ¥416.2 billion. Operating profit generated in the region fell 61.6% year on year to ¥71.9 billion for the quarter, and totaled ¥105.9 billion for the first half, dropping by 71.0%.

As sales of products such as laser beam printers, monochrome network MFDs and compact digital cameras declined overall, coupled with the significant impact of the foreign currency exchange and other factors, sales in the regions outside Japan decreased in the second quarter and also for the first half, compared with the corresponding periods of the previous year.
Americas
Second-quarter sales declined by 29.4% from the year-ago period to ¥220.1 billion, mainly due to reduced sales of laser beam printers and monochrome network MFDs, along with the appreciation of the yen. Sales for the first six months totaled ¥391.2 billion, falling 32.7% year on year. Operating profit in the region dropped by 74.9% to ¥1.9 billion compared with the corresponding period of the previous year, and plunged by 85.8% to ¥1.8 billion for the first half of the year.
Europe
Sales for the quarter decreased by 37.0% from the same period of the previous year to ¥238.8 billion, primarily due to flagging sales of laser beam printers and compact digital cameras, combined with the sharp appreciation of the yen. Sales for the first six months fell 37.5% to ¥447.6 billion. Operating profit in the region, however, increased by 14.6% year on year to ¥5.2 billion, whereas for the first half, declined by 21.5% to ¥13.5 billion.
Asia and others
Sales decreased by 18.4% to ¥132.4 billion for the second quarter mainly reflecting reduced sales of laser beam printers and steppers, while sales for the first six months dropped 28.2% to ¥225.8 billion. Operating profit in the region, however, rose by 3.4% to ¥9.4 billion for the quarter, while operating profit for the first six months dropped 49.3% to ¥13.5 billion.
Cash Flows
In the second quarter of 2009, Canon generated cash flow from operating activities of ¥136.3 billion, a decrease of ¥91.9 billion compared with the previous year, mainly reflecting the reduction in consolidated net income. As capital investment was focused on items relevant to introducing new products and achieving cost reductions, cash flow from investing activities totaled ¥116.3 billion, a year-on-year increase of just ¥16.2 billion. Accordingly, free cash flow totaled positive ¥20.0 billion, a decrease of ¥108.1 billion from the year-ago period.
Cash flow from financing activities recorded an outlay of ¥0.4 billion. Consequently, cash and cash equivalents increased by ¥26.4 billion to ¥603.6 billion from the end of the first quarter.
Management Issues to be Addressed
No material changes or issues with respect to business operations and finance have occurred during the three months ended June 30, 2009.
Research and Development Expenditures
Canon’s research and development expenditures for the three months ended June 30, 2009 totaled ¥80.8 billion

III . Property, Plant and Equipment
(1)	Major Property, Plant and Equipment
There were no significant changes to the status of existing major property, plant and equipment during the second quarter of 2009.
(2)	Prospect of Capital Investment in the Second Quarter of Fiscal 2009
There were no significant changes in the capital investment plans, originally decided at the end of the previous year, with regard to new construction or retirement of property, plant and equipment during the second quarter of 2009. There were no significant additional plans for new construction or retirement of these assets, during the second quarter of 2009.
IV . Company Information
(1)	Shares
Total number of authorized shares is 3,000,000,000 shares. The common stock of Canon is listed on the Tokyo, Osaka, Nagoya, Fukuoka, Sapporo and New York Stock Exchanges. Total issued shares are as follows:

As of
June 30, 2009

Total number of issued shares	1,333,763,464
Stock Acquisition Rights
The descriptions of the stock option plans as of June 30, 2009 are below.
The Stock Option Plan Approved on March 28, 2008
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 5,740.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 574,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for the share options will be ¥5,502 per share.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

Ratio of Share Splitting or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment     =     Exercise Price before Adjustment ×
Number of Newly Issued Shares × Payment amount per Share

     Number of Issued and Outstanding Shares +
Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”
(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable
From May 1, 2010 to April 30, 2014.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥5,502 and ¥2,751, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 107th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
The Stock Option Plan Approved on March 27, 2009
1. Number of share options
The number of share options that the Board of Directors are authorized to issue is 9,540.
2. Number of shares acquired upon exercise of a share option
The number of shares acquired upon exercise of one share option (the “Allotted Number of Shares”) is 100 common shares, and the total number of shares to be delivered due to the exercise of share options is 954,000 common shares.
3. Cash payment for share options (yen)
The cash payment required for the share options will be ¥3,287 per share.
(i)
If the Company effects a share split or a share consolidation after the date of the allotment of the share options, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen:

Exercise Price after Adjustment

=Exercise Price before adjustment ×	1

Ratio of Share Splitting or Share Consolidation
(ii)
If, after the date of allotment of share options, the Company issues common shares at a price lower than the then market price thereof or disposes common shares owned by it, the Exercise Price will be adjusted by the following calculation formula, with any fractional amount of less than one yen to be rounded up to one yen; however, the Exercise Price will not be adjusted in the case of the exercise of share options:

Exercise Price after Adjustment     =     Exercise Price before Adjustment ×
Number of Newly Issued Shares × Payment amount per Share

     Number of Issued and Outstanding Shares +
     Market Price

Number of Issued and Outstanding Shares + Number of Newly Issued Shares
The “Number of Issued and Outstanding Shares” is the number of shares already issued by the Company after subtraction of the number of shares owned by the Company. In the case of the Company’s disposal of shares owned by it, the “Number of Newly Issued Shares” will be replaced with the “Number of Own Shares to Be Disposed.”
(iii)
In the case of a merger, a company split or capital reduction after the date of allotment of share options, or in any other analogous case requiring the adjustment of the Exercise Price, the Exercise Price shall be appropriately adjusted within a reasonable range.

4. Period during which share options are exercisable
From May 1, 2011 to April 30, 2015.
5. Exercise price and amount of increased stated capital (yen)
The exercise price and amount of increased stated capital per share is ¥3,287 and ¥1,644, respectively.
6. Other Conditions for Exercise of Share Options
(i)	One share option may not be exercised partially.

(ii)
Each holder of share options must continue to be a director, executive officer or employee of the Company until the end of the Company’s general meeting of shareholders regarding the final business term within 2 years from the end of the Ordinary General Meeting of Shareholders for the 108th Business Term of the Company.

(iii)
Holders of share options will be entitled to exercise their share options for 2 years, and during the exercisable period, even after they lose their positions as directors, executive officers or employees. However, if a holder of share options loses such position due to resignation at his/her initiative, or due to dismissal or discharge by the Company, his/her share options will immediately lose effect.

(iv)	No succession by inheritance is authorized for the share options.

(v)	Any other conditions for the exercise of share options may be established by the Board of Directors.
7. Restriction on Acquisition of Share Options by Transfer
An acquisition of share options by way of transfer requires the approval of the Board of Directors.
Rights Plan
Not applicable

Change in Issued Shares, Capital Stock and Additional Paid in Capital

	Change during this term	As of June 30, 2009
Issued Shares (share)	-	1,333,763,464
Capital Stock (millions of yen)	-	¥ 174,762
Additional Paid-in Capital (millions of yen)	-	¥ 306,288
Major Shareholders

	As of June 30, 2009
	Number of shares owned	Number of shares owned /
	(Number of shares)	Number of shares issued
The Dai-Ichi Mutual Life Insurance Co.	74,649,600	5.60%
Japan Trustee Services Bank, Ltd. (Trust Account)	68,499,700	5.14%
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	61,540,300	4.61%
Moxley & Co.	60,350,720	4.52%
The Master Trust Bank of Japan, Ltd. (Trust Account)	49,186,700	3.69%
JPMorgan Chase & Co. 380055	30,845,517	2.31%
Mizuho Corporate Bank, Ltd.	25,919,736	1.94%
State Street Bank and Trust Company	23,285,051	1.75%
Sompo Japan Insurance Inc.	22,910,347	1.72%
State Street Bank and Trust Company 505225	16,945,252	1.27%

total	434,132,923	32.55%

Notes:
1.
Apart from the above shares, The Dai-Ichi Mutual Life Insurance Co. and Mizuho Corporate Bank, Ltd. held 6,180,000 shares and 7,704,000 shares, respectively, contributed to a trust fund for its retirement and severance plans.

2.	Moxley & Co. is a nominee of JPMorgan Chase Bank, which is the depositary of Canon’s ADRs (American Depositary Receipts.)

3.	Apart from the above shares, the Company owns 99,281,668 shares (7.44% of total issued shares) of treasury stock.

4.
Mizuho Corporate Bank, Ltd. and its three affiliated companies listed below submitted a report on large share holdings to the Kanto Local Finance Bureau on July 23, 2007 in their joint names and reported that they owned 71,888,936 shares (5.39%) of the Company as of July 13, 2007 in total as detailed below. However, the Company has not confirmed the status of these holdings as of June 30, 2009.

	Number of shares held	Number of shares held /
		Number of shares issued
Mizuho Corporate Bank, Ltd.	36,123,736	2.71%
Mizuho Bank, Ltd.	8,853,000	0.66%
Mizuho Trust & Banking Co., Ltd.	24,149,600	1.81%
Dai-Ichi Kangyo Asset Management Co., Ltd.	2,762,600	0.21%
(Subsequently renamed as Mizuho Asset Management Co., Ltd.)

total	71,888,936	5.39%

Voting Rights

		As of June 30, 2009

	Number of shares	Number of voting
Classification	(shares)	rights (units)

Shares without voting rights	-	-

Shares with restricted voting rights (Treasury stock, etc.)	-	-

Shares with restricted voting rights (Others)	-	-

Shares with full voting rights (Treasury stock, etc.)	(treasury stock) 99,281,600	-

	(cross shareholding) 3,700

Shares with full voting rights (Others)	1,232,674,600	12,326,746

Fractional unit shares	1,803,564	-

Total number of issued shares	1,333,763,464	-

Total voting rights held by all shareholders	-	12,326,746
Note:
In “Fractional unit shares” under “Number of shares,” 68 shares of treasury stock and 50 shares of cross shareholding are included.
(2)	Stock Price Transition
The following table sets forth the monthly reported high and low market prices of the Company’s common stock on the First Section of Tokyo Stock Exchange for the six months of fiscal 2009:

						(Yen)

	January	February	March	April	May	June

High	3,370	2,690	3,150	3,270	3,460	3,440

Low	2,435	2,230	2,115	2,780	2,985	3,080
(3)	Directors and Executive Officers
There were no changes in members of directors between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2008 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho).
Changes in functions of directors are below:

Yasuo Mitsuhashi	(Senior Managing Director: Chief Executive of Peripheral Products HQ, Chief Executive of Chemical Products HQ)
Toshiaki Ikoma	(Executive Vice President: Group Executive of Corporate R&D HQ, Chief Executive of Optical Products HQ)
Junji Ichikawa	(Senior Managing Director: Chairman, President of Canon ANELVA Corporation)
Akiyoshi Moroe	(Senior Managing Director: Group Executive of External Relations HQ, Group Executive of Human Resource Management & Organization HQ)

The change in members of executive officers between the filing date of the Securities Report (Yukashoken Houkokusho) for the fiscal year ended December 31, 2008 and the filing date of this Quarterly Securities Report (Shihanki Houkokusho) is below.
Newly-appointed:

Yukiaki Hashimoto	(Executive Officer: Group Executive of Medical Equipment Group)
Changes in functions of executive officers are below:

Hiroyuki Suematsu	(Executive Officer: Deputy Chief Executive of Chemical Products HQ)
Kazuhiro Akiyama	(Executive Officer: Group Executive of General Affairs HQ)

V . Financial Statements (Unaudited)
(1)	Consolidated Financial Statements
Index of Consolidated Financial Statements of Canon Inc. and Subsidiaries:

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets

	Millions of yen
	June 30, 2009	December 31, 2008
		(As adjusted) (Note 1)
Assets
Current assets:
Cash and cash equivalents (Note 13)	603,565	679,196
Short-term investments (Note 2)	27,215	7,651
Trade receivables, net (Note 3)	512,858	595,422
Inventories (Note 4)	423,989	506,919
Prepaid expenses and other current assets (Note 9)	263,136	275,660

Total current assets	1,830,763	2,064,848

Noncurrent receivables (Note10)	14,892	14,752
Investments (Note 2)	86,620	88,825
Property, plant and equipment, net (Note 5)	1,353,089	1,357,186
Intangible assets, net	122,903	119,140
Other assets	336,402	325,183

Total assets	3,744,669	3,969,934

CANON INC. AND SUBSIDIARIES
Consolidated Balance Sheets (continued)

	Millions of yen
	June 30, 2009	December 31, 2008
		(As adjusted) (Note 1)
Liabilities and equity
Current liabilities:
Short-term loans and current portion of long-term debt	5,193	5,540
Trade payables (Note 6)	281,360	406,746
Accrued income taxes	18,094	69,961
Accrued expenses	245,296	277,117
Other current liabilities (Note 9)	146,622	184,636

Total current liabilities	696,565	944,000

Long-term debt, excluding current instalments	6,797	8,423
Accrued pension and severance cost	112,675	110,784
Other noncurrent liabilities	56,871	55,745

Total liabilities	872,908	1,118,952

Commitments and contingent liabilities (Note 10)

Equity:
Canon Inc. stockholders’ equity (Note 7):
Common stock	174,762	174,762
(Number of authorized shares)	(3,000,000,000)	(3,000,000,000)
(Number of issued shares)	(1,333,763,464)	(1,333,763,464)
Additional paid-in capital	403,926	403,790
Legal reserve	54,351	53,706
Retained earnings	2,841,375	2,876,576
Accumulated other comprehensive income (loss)	(234,999)	(292,820)
Treasury stock, at cost	(556,232)	(556,222)
(Number of shares)	(99,281,668)	(99,275,245)

Total Canon Inc. stockholders’ equity	2,683,183	2,659,792
Noncontrolling interests (Notes 1 and 7)	188,578	191,190

Total equity (Notes 1 and 7)	2,871,761	2,850,982

Total liabilities and equity	3,744,669	3,969,934

CANON INC. AND SUBSIDIARIES
Consolidated Statements of Income

	Million of yen
	Six months ended	Three months ended
	June 30, 2009	June 30, 2009

Net sales	1,480,819	793,785

Cost of sales	836,540	448,320

Gross profit	644,279	345,465

Operating expenses:
Selling, general and administrative expenses (Note 13)	425,735	219,742
Research and development expenses	153,606	80,817

	579,341	300,559

Operating profit	64,938	44,906

Other income (deductions):
Interest and dividend income	2,791	1,357
Interest expense	(221)	(137)
Other, net (Notes 9, 12 and 13)	(9,622)	(10,634)

	(7,052)	(9,414)

Income before income taxes	57,886	35,492

Income taxes	24,105	17,346

Consolidated net income (Note 1)	33,781	18,146

Less: Net income (loss) attributable to noncontrolling interests (Note 1)	432	2,541

Net income attributable to Canon Inc. (Note 1)	33,349	15,605

	Yen	Yen
Net income attributable to Canon Inc. stockholders per share (Note 8):
Basic	27.01	12.64
Diluted	27.01	12.64
Cash dividends per share	55.00	55.00

CANON INC. AND SUBSIDIARIES
Consolidated Statement of Cash Flows

Millions of yen
Six months ended
June 30, 2009
Cash flows from operating activities:
Consolidated net income	33,781
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	155,003
Gain on disposal of property, plant and equipment	(2,977)
Deferred income taxes	11,367
Decrease in trade receivables	101,401
Decrease in inventories	98,766
Decrease in trade payables	(146,775)
Decrease in accrued income taxes	(52,879)
Decrease in accrued expenses	(40,676)
Increase in accrued (prepaid) pension and severance cost	824
Other, net	30,866

Net cash provided by operating activities	188,701

Cash flows from investing activities:
Purchases of fixed assets (Note 5)	(195,449)
Proceeds from sale of fixed assets (Note 5)	8,450
Purchases of available-for-sale securities	(50)
Proceeds from sale and maturity of available-for-sale securities	241
Increase in time deposits	(20,153)
Acquisitions of subsidiaries, net of cash acquired	(2,979)
Purchases of other investments	(10,133)
Other, net	1,741

Net cash used in investing activities	(218,332)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	2,228
Repayments of long-term debt	(3,232)
Decrease in short-term loans	(204)
Dividends paid	(67,897)
Repurchases of treasury stock, net	(18)
Other, net	(2,237)

Net cash used in financing activities	(71,360)

Effect of exchange rate changes on cash and cash equivalents	25,360

Net change in cash and cash equivalents	(75,631)
Cash and cash equivalents at beginning of period	679,196

Cash and cash equivalents at end of period	603,565

Supplemental disclosure for cash flow information:
Cash paid during the period for:
Interest	227
Income taxes	62,361

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(1)	Basis of Presentation and Significant Accounting Policies
(a)	Basis of Presentation

The Company issued convertible debentures in the United States in May 1969 and established a program in which its American Depositary Receipts (ADRs) were traded in the U.S. over-the-counter market. Since then, under the U.S. Securities Act of 1933 and the U.S. Securities Exchange Act of 1934, the Company has prepared its annual consolidated financial statements in accordance with U.S. generally accepted accounting principles and filed them with the U.S. Securities and Exchange Commission on Form 20-F. The Company’s ADRs were listed on the NYSE in September 2000 after being quoted on NASDAQ from February 1972 to September 2000.

Canon’s consolidated financial statements are prepared in accordance with the recognition and measurement criteria of accounting principles generally accepted in the United States. Certain disclosures have been omitted. Additionally, in the accompanying consolidated financial statements, the segment information is disclosed in conformity with financial accounting standards of Japan, not with U.S. generally accepted accounting principles.

The number of consolidated subsidiaries and affiliated companies that were accounted for on the equity basis as of June 30, 2009 is summarized as follows:

Consolidated subsidiaries	240
Affiliated companies	16

Total	256
(b)	Principles of Consolidation

The consolidated financial statements include the accounts of the Company, its majority owned subsidiaries and those variable interest entities where the Company or its consolidated subsidiaries are the primary beneficiaries under Financial Accounting Standards Board (“FASB”) Interpretation No. 46 (revised December 2003) (“FIN 46R”), “Consolidation of Variable Interest Entities.” All significant intercompany balances and transactions have been eliminated.

(c)	New Accounting Standards

In February 2008, the FASB issued Staff Position (“FSP”) No. FAS 157-2, “Effective Date of FASB Statement No. 157,” which delays the effective date of SFAS 157 for one year for certain nonfinancial assets and liabilities. Canon adopted SFAS 157 in the first quarter beginning January 1, 2009 for all nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 12 for the disclosures required by SFAS 157.

In December 2007, the FASB issued SFAS No. 141 (revised 2007), “Business Combinations” (“SFAS 141R”). SFAS 141R establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired in a business combination. SFAS 141R also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008 and was adopted by Canon for any business combinations with an acquisition date on or after January 1, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition as of or for the period ended June 30, 2009.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	New Accounting Standards (continued)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51” (“SFAS 160”). SFAS 160 establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest, and the valuation of retained noncontrolling equity investments when a subsidiary is deconsolidated. SFAS 160 also establishes disclosure requirements that clearly identify and distinguish between the interests of the parent and the interests of the noncontrolling owners. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008 on a prospective basis, except for certain presentation and disclosure requirements, which will be applied retrospectively for all periods presented, and was adopted by Canon in the first quarter beginning January 1, 2009. Upon the adoption of SFAS 160, noncontrolling interests, which were previously referred to as minority interests and classified between total liabilities and stockholders’ equity on the consolidated balance sheets, are now included as a separate component of total equity. In addition, consolidated net income on the consolidated statements of income now includes the net income (loss) attributable to noncontrolling interests. These financial statement presentation requirements have been adopted retrospectively and prior year amounts in the consolidated financial statements have been reclassified or adjusted to conform to SFAS 160. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities, an amendment of FASB Statement No. 133” (“SFAS 161”). SFAS 161 amends and expands the current disclosures required by SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”). SFAS 161 requires entities to provide greater transparency about how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133 and its interpretations, and how derivative instruments and related hedged items affect an entity’s financial position, result of operations and cash flows. SFAS 161 does not change the existing standards relative to recognition and measurement of derivative instruments and hedging activities. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and was adopted by Canon in the first quarter beginning January 1, 2009. The adoption of SFAS 161 did not have an impact on Canon’s consolidated results of operations and financial condition. See Note 9 for the disclosures required by SFAS 161.

In April 2009, the FASB issued FSP No. FAS 107-1 and APB 28-1, “Interim Disclosures about Fair Value of Financial Instruments” (“FSP FAS 107-1 and APB 28-1”), which requires disclosure about fair value of financial instruments for interim periods. FSP FAS 107-1 and APB 28-1 is effective for interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ending June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 11 for the disclosures required by FSP FAS 107-1 and APB 28-1.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(1)	Basis of Presentation and Significant Accounting Policies (continued)
(c)	New Accounting Standards (continued)

In April 2009, the FASB issued FSP No. FAS 115-2 and FAS 124-2, “Recognition and Presentation of Other-Than-Temporary Impairments” (“FSP FAS 115-2 and FAS 124-2”). FSP FAS 115-2 and FAS 124-2 amends the other-than-temporary impairment guidance for debt securities to make the guidance more operational and to improve the presentation, coupled with the requirement to additionally disclose other-than-temporary impairments on debt and equity securities in the financial statements. FSP FAS 115-2 and FAS 124-2 is effective for interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ending June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 2 for the disclosures required by FSP FAS 115-2 and FAS 124-2.

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” (“FSP FAS 157-4”), which provides guidance for fair value measurements under circumstances where the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate if a transaction is not orderly, along with the requirement of expanded disclosure. FSP FAS 157-4 is effective for interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ending June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 12 for the disclosures required by FSP FAS 157-4.

In May 2009, the FASB issued SFAS No. 165, “Subsequent Events” (“SFAS 165”). SFAS 165 addresses the accounting treatments and disclosures that an entity shall make about events or transactions that occurred after the balance sheet date but before the financial statements are issued or are available to be issued. SFAS 165 is effective for fiscal years and interim periods ending after June 15, 2009 and was adopted by Canon prospectively, beginning in the second quarter ending June 30, 2009. This adoption did not have a material impact on Canon’s consolidated results of operations and financial condition. See Note 14 for the disclosures required by FSP SFAS 165.

In December 2008, the FASB issued FSP No. FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (“FSP FAS 132R-1”). FSP FAS 132R-1 requires additional disclosures about plan assets including investment allocation, fair value of major categories of plan assets, development of fair value measurements, and concentrations of risk. FSP FAS 132R-1 is effective for fiscal years ending after December 15, 2009 and is required to be adopted by Canon in the year ending December 31, 2009. Canon is currently evaluating the requirements of these additional disclosures, but does not expect the adoption of FSP FAS 132R-1 to have an impact on Canon’s consolidated results of operations and financial condition.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments

The cost, gross unrealized holding gains, gross unrealized holding losses and fair value for available-for-sale securities by major security types are as follows:

	Millions of yen
	June 30, 2009
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

Current:
Available-for-sale:
Government bonds	1	-	-	1

	1	-	-	1

Noncurrent:
Available-for-sale:
Government bonds	443	-	20	423
Corporate debt securities	1,460	29	49	1,440
Fund trusts	2,275	216	2	2,489
Equity securities	9,650	5,053	491	14,212

	13,828	5,298	562	18,564

	Millions of yen
	December 31, 2008
		Gross	Gross
		Unrealized	Unrealized
		Holding	Holding
	Cost	Gains	Losses	Fair Value

Current:
Available-for-sale:
Government bonds	1	-	-	1
Fund trusts	133	16	-	149

	134	16	-	150

Noncurrent:
Available-for-sale:
Government bonds	431	-	18	413
Corporate debt securities	1,593	27	32	1,588
Fund trusts	2,366	40	170	2,236
Equity securities	10,522	2,532	836	12,218

	14,912	2,599	1,056	16,455

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(2)	Investments (continued)

Maturities of available-for-sale debt securities and fund trusts included in short-term investments and investments in the accompanying consolidated balance sheets were as follows at June 30, 2009:

	Available-for-sale securities
	Millions of yen
	Cost	Fair value

Due within one year	1	1

Due after one year through five years	3,486	3,702

Due after five years through ten years	692	650

	4,179	4,353

Realized gains and losses are determined using the average cost method and are reflected in earnings. The gross realized losses, including write-downs for impairments that were other than temporary, were ¥1,884 million and ¥1,369 million, for the six and three months ended June 30, 2009, respectively. The gross realized gains were not significant for the six and three months ended June 30, 2009.
At June 30, 2009, substantially all of the available-for-sale securities with unrealized losses had been in a continuous unrealized loss position for less than 12 months.
Time deposits with original maturities of more than three months are ¥27,214 million and ¥7,430 million at June 30, 2009 and December 31, 2008, respectively, and are included in short-term investments in the accompanying consolidated balance sheets.
The aggregate cost of non-marketable equity securities accounted for under the cost method totaled ¥28,604 million and ¥10,684 million at June 30, 2009 and December 31, 2008, respectively. Investments with an aggregate cost of ¥28,126 million were not evaluated for impairment as of June 30, 2009, because (a) Canon did not estimate the fair value of those investments as it was not practicable to estimate the fair value of the investments and (b) Canon did not identify any events or changes in circumstances that might have had significant adverse effects on the fair value of those investments.
Reclassifications from accumulated other comprehensive loss for gains and losses realized in net income was ¥1,494 million and ¥1,114, for the six and three months ended June 30, 2009, respectively.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(3)	Trade Receivables

Trade receivables are summarized as follows:

	Millions of yen
	June 30, 2009	December 31, 2008

Notes	20,391	20,303
Accounts	503,726	584,437
Less allowance for doubtful receivables	(11,259)	(9,318)

	512,858	595,422

(4)	Inventories

Inventories are summarized as follows:

	Millions of yen
	June 30, 2009	December 31, 2008

Finished goods	244,856	316,533
Work in process	160,906	171,511
Raw materials	18,227	18,875

	423,989	506,919

(5)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation and are summarized as follows:

	Millions of yen
	June 30, 2009	December 31, 2008
Land	255,148	247,602
Buildings	1,289,824	1,268,388
Machinery and equipment	1,447,329	1,395,451
Construction in progress	116,384	81,346

	3,108,685	2,992,787
Less accumulated depreciation	(1,755,596)	(1,635,601)

	1,353,089	1,357,186

Fixed assets presented in the consolidated statement of cash flows includes property, plant and equipment and intangible assets.

(6)	Trade Payables

Trade payables are summarized as follows:

	Millions of yen
	June 30, 2009	December 31, 2008

Notes	8,658	14,544
Accounts	272,702	392,202

	281,360	406,746

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(7)	Equity

The change in the carrying amount of total equity, equity attributable to Canon Inc. stockholders and equity attributable to noncontrolling interests in the consolidated balance sheet for the six months ended June 30, 2009 was as follow:

	Millions of yen
	Canon Inc.
	stockholders’	Noncontrolling
	equity	interests	Total equity

Balance at December 31, 2008	2,659,792	191,190	2,850,982

Dividends paid to stockholders of Canon Inc.	(67,897)	-	(67,897)
Dividends paid to noncontrolling interests	-	(2,223)	(2,223)
Capital transaction by consolidated subsidiaries and affiliated companies and other	118	(492)	(374)

Comprehensive income:
Net income	33,349	432	33,781
Other comprehensive income (loss), net of tax Foreign currency translation adjustments	58,981	(898)	58,083
Net unrealized gains and losses on securities	1,612	221	1,833
Net gains and losses on derivative instruments	(1,676)	8	(1,668)
Pension liability adjustments	(1,096)	340	(756)

Total comprehensive income	91,170	103	91,273

Balance at June 30, 2009	2,683,183	188,578	2,871,761

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(8)	Net Income Attributable to Canon Inc. Stockholders per Share

A reconciliation of the numerator and denominator of basic and diluted net income per share computations is as follows:

	Millions of yen	Millions of yen
	Six months ended	Three months ended
	June 30, 2009	June 30, 2009
Net income attributable to Canon Inc.	33,349	15,605

	Number of shares	Number of shares
	Six months ended	Three months ended
	June 30, 2009	June 30, 2009
Average common shares outstanding	1,234,484,960	1,234,483,059

	Yen	Yen
	Six months ended	Three months ended
	June 30, 2009	June 30, 2009
Net income attributable to Canon Inc. stockholders per share:
Basic	27.01	12.64
Diluted	27.01	12.64
The computation of diluted net income per share for the six months ended June 30, 2009 and the three months ended June 30, 2009 exclude outstanding stock options because the effective would be anti-dilutive.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Derivatives and Hedging Activities

Risk management policy

Canon operates internationally, exposing it to the risk of changes in foreign currency exchange rates. Canon assesses foreign currency exchange rate risk by continually monitoring changes in the exposures and by evaluating hedging opportunities. Derivative financial instruments are comprised principally of foreign exchange contracts utilized by the Company and certain of its subsidiaries to reduce the risk. Canon does not hold or issue derivative financial instruments for trading purposes. Canon is also exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but it is not expected that any counterparties will fail to meet their obligations, because most of the counterparties are internationally recognized financial institutions and contracts are diversified across a number of major financial institutions.

Foreign currency exchange rate risk management

Canon’s international operations expose Canon to the risk of changes in foreign currency exchange rates. Canon uses foreign exchange contracts to manage foreign currency exchange exposures principally from the exchange of U.S. dollars and euros into Japanese yen. These contracts are primarily used to hedge the foreign currency exposure of forecasted intercompany sales and intercompany trade receivables, which are denominated in foreign currencies. In accordance with Canon’s risk management policy, a specific portion of the foreign currency exposure resulting from forecasted intercompany sales are hedged using foreign exchange contracts, which principally mature within three months.

Cash flow hedge

Changes in the fair value of derivative financial instruments that have been designated and qualify as cash flow hedges, including foreign exchange contracts associated with forecasted intercompany sales, are reported in accumulated other comprehensive income (loss). These amounts are subsequently reclassified into earnings through other income (deductions) in the same period that the hedged items affect earnings. Substantially all amounts recorded in accumulated other comprehensive income (loss) as of June 30, 2009 are expected to be recognized in earnings over the next 12 months. Canon excludes the time value component from the assessment of hedge effectiveness. Changes in the fair value of a foreign exchange contract for the period between the date that the forecasted intercompany sales occur and its maturity date are recognized in earnings and not considered hedge ineffectiveness.

Derivatives not designated as hedges

Canon has entered into certain foreign exchange contracts to primarily offset the earnings impact related to fluctuations in foreign currency exchange rates associated with certain assets denominated in foreign currencies. Although these foreign exchange contracts have not been designated as hedges as required in order to apply hedge accounting, the contracts are effective from an economic perspective. The changes in the fair value of these contracts are recorded in earnings immediately.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Derivatives and Hedging Activities (continued)

Contract amounts of the foreign exchange contracts as of June 30, 2009 and December 31, 2008 are set forth below:

	Millions of yen
	June 30, 2009	December 31, 2008

To sell foreign currencies	286,932	350,959
To buy foreign currencies	34,880	35,247
The following tables present Canon’s derivative instruments measured at gross fair value as reflected in the consolidated balance sheet as of June 30, 2009.
Derivatives designated as hedging instruments

	Millions of yen
	Balance sheet Location	Fair Value
Assets:
Foreign exchange contracts	Prepaid expenses and other	205
	current assets

Liabilities:
Foreign exchange contracts	Other current liabilities	1
Derivatives not designated as hedging instruments

	Millions of yen
	Balance sheet Location	Fair Value
Assets:
Foreign exchange contracts	Prepaid expenses and other	1,710
	current assets
Liabilities:
Foreign exchange contracts	Other current liabilities	808

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(9)	Derivatives and Hedging Activities (continued)

The following tables present the effect of Canon’s derivative instruments on the consolidated statement of income for the six and three months ended June 30, 2009.
Derivatives in Statement 133 Cash Flow Hedging Relationships

Millions of yen
Six months ended June 30, 2009	Gain (Loss)			Gain (Loss) Recognized in
	Recognized in	Gain (Loss) Reclassified from		Income (Ineffective Portion and
	OCI (Effective	Accumulated OCI into Income		Amount Excluded from
	Portion)	(Effective Portion)		Effectiveness Testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	(2,793)	Other, net	(1,447)	Other, net	(299)

Millions of yen
Three months ended June 30, 2009	Gain (Loss)			Gain (Loss) Recognized in
	Recognized in	Gain (Loss) Reclassified from		Income (Ineffective Portion and
	OCI (Effective	Accumulated OCI into Income		Amount Excluded from
	Portion)	(Effective Portion)		Effectiveness Testing)
	Amount	Location	Amount	Location	Amount
Foreign exchange contracts	5,143	Other, net	(4,681)	Other, net	(148)
Derivatives not designated as hedging instruments under Statement 133

	Millions of yen
Six months ended June 30, 2009	Gain (Loss) Recognized
	in Income on Derivative
	Location	Amount
Foreign exchange contracts	Other, net	(14,004)

	Millions of yen
Three months ended June 30, 2009	Gain (Loss) Recognized
	in Income on Derivative
	Location	Amount
Foreign exchange contracts	Other, net	(2,673)

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Commitments and Contingent Liabilities

Commitments

As of June 30, 2009, commitments outstanding for the purchase of property, plant and equipment approximated ¥35,677 million, and commitments outstanding for the purchase of parts and raw materials approximated ¥52,008 million.

Canon occupies sales offices and other facilities under lease arrangements accounted for as operating leases. Deposits made under such arrangements aggregated ¥14,295 million and ¥14,223 million at June 30, 2009 and December 31, 2008, respectively, and are included in noncurrent receivables in the accompanying consolidated balance sheets.

Future minimum lease payments required under noncancelable operating leases are ¥16,158 million (within one year) and ¥39,117 million (after one year), at June 30, 2009.

Guarantees

Canon provides guarantees for bank loans of its employees, affiliates and other companies. The guarantees for the employees are principally made for their housing loans. The guarantees of loans of its affiliates and other companies are made to ensure that those companies operate with less financial risk.

For each guarantee provided, Canon would have to perform under a guarantee if the borrower defaults on a payment within the contract periods of 1 year to 30 years, in the case of employees with housing loans, and of 1 year to 10 years, in the case of affiliates and other companies. The maximum amount of undiscounted payments Canon would have to make in the event of default is ¥20,628 million at June 30, 2009. The carrying amounts of the liabilities recognized for Canon’s obligations as a guarantor under those guarantees at June 30, 2009 were not significant.

Canon also issues contractual product warranties under which it generally guarantees the performance of products delivered and services rendered for a certain period or term. Estimated product warranty costs are recorded at the time revenue is recognized and are included in selling, general and administrative expenses. Estimates for accrued product warranty costs are based on historical experience. Changes in accrued product warranty cost for the six months ended June 30, 2009 is summarized as follows:

Millions of yen

Balance at December 31, 2008	17,372
Addition	9,558
Utilization	(9,168)
Other	(3,547)

Balance at June 30, 2009	14,215

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Commitments and Contingent Liabilities (continued)

Legal proceedings

In Germany, Verwertungsgesellschaft Wort (“VG Wort”), a collecting agency representing certain copyright holders, has filed a series of lawsuits seeking to impose copyright levies upon digital products such as PCs and printers, that allegedly enable the reproduction of copyrighted materials, against the companies importing and distributing these digital products. In May 2004, VG Wort filed a civil lawsuit against Hewlett-Packard GmbH seeking levies on multi-function printers sold in Germany during the period from 1997 through 2001. This is an industry test case under which Hewlett-Packard GmbH represents other companies sharing common interests, and Canon has undertaken to be bound by the final decision of this court case. In 2008, the Federal Supreme Court delivered its short judgment in favor of VG Wort, whereby the court decided that, for MFPs sold during the period from 1997 through 2001, the same full tariff as applicable to photocopiers (EUR 38.35 to EUR 613.56 per unit, depending on the printing speed and color printing capability) should be applied. Hewlett-Packard GmbH filed a claim with the Federal Constitutional Court challenging the judgment of the Federal Supreme Court in August 2008. In June 2009, the Federal Constitutional Court rejected Hewlett-Packard GmbH’s claim. For the multi-function printers sold during the period from 2002 through 2007, VG Wort made a request for arbitration with Canon before an arbitration court in January 2007, and the arbitration court delivered their settlement proposal in December 2008. However, VG Wort rejected such settlement proposal in January 2009. Subsequently, in March 2009, a German industrial association BITKOM and VG Wort entered into a settlement about the tariffs on the multi-function printers sold in Germany during the period from 2002 to 2007. Canon acceded to this settlement and this dispute regarding copyright levy tariff on the multi-function printers sold from 2002 to 2007 has been now resolved. With respect to the period from 1997 to 2001, although the Federal Constitutional Court rejected Hewlett-Packard GmbH’s claim, it does not affect Canon as it had no sales of multi-function printers in Germany during that period. With regard to single-function printers, VG Wort filed a separate lawsuit in January 2006 against Canon seeking payment of copyright levies, and the court of first instance in Düsseldorf ruled in favor of the claim by VG Wort in November 2006. Canon lodged an appeal against such decision in December 2006 before the court of appeals in Düsseldorf. Following a decision by the same court of appeals in Düsseldorf on January 23, 2007 in relation to a similar court case seeking copyright levies on single-function printers of Epson Deutschland GmbH, Xerox GmbH and Kyocera Mita Deutschland GmbH, whereby the court rejected such alleged levies, in its judgment of November 13, 2007, the court of appeals rejected VG Wort’s claim against Canon. VG Wort appealed further against said decision of the court of appeals before the Federal Supreme Court. In December 2007, for a similar Hewlett-Packard GmbH case relating to single-function printers, the Federal Supreme Court delivered its judgment in favor of Hewlett-Packard GmbH and dismissed VG Wort’s claim. VG Wort has already filed a constitutional complaint with the Federal Constitutional Court against said judgment of the Federal Supreme Court. Canon, other companies and the industry associations have expressed opposition to such extension of the levy scope. In 2007, an amendment of German copyright law was carried out, and a new law has been effective from January 1, 2008 for both multi-function printers and single-function printers. The new law sets forth that the scope and tariff of copyright levies will be agreed between industry and the collecting society. Industry and the collecting society, based on the requirement under the new law, reached an agreement in December 2008. This agreement is applicable retroactively from January 1, 2008 and will remain effective through end of 2010. As mentioned above, the dispute over the tariff on the multi-function printers sold in Germany during the period from 2002 to 2007 was already resolved by means of settlement. Still, in Canon’s assessment, the final outcome of the court case regarding the single-function printers sold in Germany before January 1, 2008 remains uncertain.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(10)	Commitments and Contingent Liabilities (continued)

Canon is involved in various claims and legal actions, including those noted above, arising in the ordinary course of business. In accordance with SFAS No. 5, “Accounting for Contingencies,” Canon has recorded provisions for liabilities when it is probable that liabilities have been incurred and the amount of loss can be reasonably estimated. Canon reviews these provisions at least quarterly and adjusts these provisions to reflect the impact of the negotiations, settlements, rulings, advice of legal counsel and other information and events pertaining to a particular case. Based on its experience, Canon believes that any damage amounts claimed in the specific matters discussed above are not a meaningful indicator of Canon’s potential liability. In the opinion of management, the ultimate disposition of the above mentioned matters would not have a material adverse effect on Canon’s consolidated financial position, results of operations, or cash flows. However, litigation is inherently unpredictable. While Canon believes that it has valid defenses with respect to legal matters pending against it, it is possible that Canon’s consolidated financial position, results of operations, or cash flows could be materially affected in any particular period by the unfavorable resolution of one or more of these matters.

(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk

The fair values of Canon’s financial instruments as of June 30, 2009 and December 31, 2008 are set forth below. The following summary excludes cash and cash equivalents, time deposits, trade receivables, finance receivables, noncurrent receivables, short-term loans, trade payables and accrued expenses, for which fair values approximate their carrying amounts. The summary also excludes debt and equity securities disclosed in Note 2.

	Millions of yen
	June 30, 2009		December 31, 2008
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
Long-term debt, including current installments	(11,905)	(11,905)	(13,743)	(13,727)
Foreign exchange contracts:
Assets	1,915	1,915	10,516	10,516
Liabilities	(809)	(809)	(678)	(678)
The following methods and assumptions are used to measure the fair value in the above table.

Long-term debt

The fair values of Canon’s long-term debt instruments are based either on the quoted price in the most active market or the present value of future cash flows associated with each instrument discounted using Canon’s current borrowing rate for similar debt instruments of comparable maturity.

Foreign exchange contracts

The fair values of foreign exchange contracts are measured based on the market price obtained from financial institutions.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(11)	Disclosures about the Fair Value of Financial Instruments and Concentrations of Credit Risk (continued)

Limitations

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Concentrations of credit risk

At June 30, 2009 and December 31, 2008, respectively , one customer accounted for approximately 18% and 19% of consolidated trade receivables, respectively. Although Canon does not expect that the customer will fail to meet its obligations, Canon is potentially exposed to concentrations of credit risk if the customer failed to perform according to the terms of the contracts.

(12)	Fair Value Measurements

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. SFAS 157 establishes a three-level fair value hierarchy that prioritizes the inputs used to measure fair value as follows:

Level 1	- Inputs are quoted prices in active markets for identical assets or liabilities.

Level 2
- Inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3
- Inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions about the assumptions that market participants would use in establishing a price.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following tables present Canon’s assets and liabilities that are measured at fair value on a recurring basis consistent with the fair value hierarchy provisions of SFAS No. 157.

	Millions of yen
	June 30, 2009
	Level 1	Level 2	Level 3	Total

Assets:

Cash and cash equivalents	–	153,620	–	153,620

Available-for-sale (current):

Government bonds	1	–	–	1

Available-for-sale (noncurrent):

Government bonds	423	–	–	423

Corporate debt securities	6	31	1,403	1,440

Fund trusts	1,512	977	–	2,489

Equity securities	14,212	–	–	14,212

Derivatives	–	1,915	–	1,915

Total assets	16,154	156,543	1,403	174,100

Liabilities:

Derivatives	–	809	–	809

Total liabilities	–	809	–	809

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)

	Millions of yen
	December 31, 2008
	Level 1	Level 2	Level 3	Total

Assets:

Cash and cash equivalents	–	194,030	–	194,030

Available-for-sale (current):

Government bonds	1	–	–	1

Fund trusts	149	–	–	149

Available-for-sale (noncurrent):

Government bonds	413	–	–	413

Corporate debt securities	43	29	1,516	1,588

Fund trusts	1,284	952	–	2,236

Equity securities	12,218	–	–	12,218

Derivatives	–	10,516	–	10,516

Total assets	14,108	205,527	1,516	221,151

Liabilities:

Derivatives	–	678	–	678

Total liabilities	–	678	–	678

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)

Level 1 investments are comprised principally of equity securities, which are valued using an unadjusted quoted market price in active markets with sufficient volume and frequency of transactions. Level 2 cash and cash equivalents are valued using quoted prices for identical assets in markets that are not active. Level 3 investments are comprised mainly of corporate debt securities, which are valued based on unobservable inputs as the market for the assets was not active at the measurement date.

Derivative financial instruments are comprised of foreign exchange contracts. Level 2 derivatives are valued using quotes obtained from counterparties or third parties, which are periodically validated by pricing models using observable market inputs, such as foreign currency exchange rates and interest rates.

The following table presents the changes in Level 3 assets measured on a recurring basis, consisting primarily of corporate debt securities, for the six and three months ended June 30, 2009.

Six months ended June 30, 2009

Millions of yen

Balance at December 31, 2008	1,516

Total gains or losses (realized or unrealized):

Included in earnings	(144)

Included in other comprehensive income (loss)	(3)

Purchases, issuances, and settlements	34

Balance at June 30, 2009	1,403

Three months ended June 30, 2009

Millions of yen

Balance at March 31, 2009	1,464

Total gains or losses (realized or unrealized):

Included in earnings	(50)

Included in other comprehensive income (loss)	–

Purchases, issuances, and settlements	(11)

Balance at June 30, 2009	1,403

Gains and losses included in earnings are mainly related to corporate debt securities still held at June 30, 2009, and are reported in “Other, net” in the consolidated statements of income.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(12)	Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis

Non-marketable equity securities with a carrying amount of ¥1,463 million were written down to their fair value of ¥478 million, resulting in an other-than-temporary impairment charge of ¥985 million, which was included in earnings for the six and three months ended June 30, 2009. All impaired non-marketable equity securities were classified as Level 3 instruments, as Canon uses unobservable inputs to value these investments.

(13)	Supplemental Information

Gains and losses resulting from foreign currency transactions, including foreign exchange contracts, and translation of assets and liabilities denominated in foreign currencies are included in other income (deductions) in the consolidated statements of income. Foreign currency exchange losses, net were ¥1,953 million and ¥5,708 million, for the six months ended June 30, 2009 and the three months ended June 30, 2009, respectively.

Advertising costs are expensed as incurred. Advertising expenses were ¥33,366 million and ¥21,369 million for the six and three months ended June 30, 2009, respectively.

Shipping and handling costs totaled ¥22,042 million and ¥11,357 million for the six and three months ended June 30, 2009, respectively, and are included in selling, general and administrative expenses in the consolidated statements of income.

Consolidated comprehensive income for the six and three months ended June 30, 2009 was ¥91,273 million (increase) and ¥37,400 million (increase), respectively.

Certain debt securities with original maturities of less than three months classified as available-for-sale securities of ¥153,620 million and ¥194,030 million at June 30, 2009 and December 31, 2008, respectively, are included in cash and cash equivalents in the consolidated balance sheets. Additionally, certain debt securities with original maturities of less than three months classified as held-to-maturity securities of ¥998 million and ¥997 million at June 30, 2009 and December 31, 2008, respectively, are also included in cash and cash equivalents. Fair value for these securities approximates their cost.

(14)	Subsequent Events

The Company has evaluated subsequent events through the issuance of these financial statements which occurred on August 7, 2009.

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information

Segment Information by Product					(Millions of yen)

Three months ended	Business	Cameras	Optical	Corporate	Consolidated
June 30, 2009:	Machines		and Other	and
			Products	Eliminations

Net sales:
Unaffiliated customers	485,989	246,056	61,740	-	793,785
Intersegment	-	-	48,470	(48,470)	-

Total	485,989	246,056	110,210	(48,470)	793,785

Operating profit (loss)	55,052	38,780	(6,417)	(42,509)	44,906

					(Millions of yen)

Six months ended	Business	Cameras	Optical	Corporate	Consolidated
June 30, 2009:	Machines		and Other	and
			Products	Eliminations

Net sales:
Unaffiliated customers	937,595	411,605	131,619	-	1,480,819
Intersegment	-	-	89,684	(89,684)	-

Total	937,595	411,605	221,303	(89,684)	1,480,819

Operating profit (loss)	114,156	46,610	(17,766)	(78,062)	64,938

Note:
     The primary products included in each of the product segments are as follows:
     Business machines: Network multifunction devices (MFDs) / Copying machines / Laser beam printers /
     Inkjet printers / Computer information systems / Document scanners / Calculators
     Cameras: Digital SLR cameras / Compact digital cameras / Interchangeable lenses / Digital video camcorders
     Optical and other products: Semiconductor production equipment / Mirror projection mask aligners for
     LCD panels / Broadcasting equipment / Medical equipment / Large format printers

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Segment Information by Geographic Area						(Millions of yen)

Three months ended	Japan	Americas	Europe	Other	Corporate and	Consolidated
June 30, 2009:				Areas	Eliminations

Net sales:
Unaffiliated customers	202,506	220,095	238,750	132,434	-	793,785
Intersegment	415,184	187	502	117,943	(533,816)	-

Total	617,690	220,282	239,252	250,377	(533,816)	793,785

Operating profit (loss)	71,889	1,908	5,174	9,392	(43,457)	44,906

						(Millions of yen)

Six months ended	Japan	Americas	Europe	Others	Corporate and	Consolidated
June 30, 2009:				Areas	Eliminations

Net sales:
Unaffiliated customers	416,201	391,236	447,612	225,770	-	1,480,819
Intersegment	719,475	965	937	208,295	(929,672)	-

Total	1,135,676	392,201	448,549	434,065	(929,672)	1,480,819

Operating profit (loss)	105,937	1,769	13,485	13,482	(69,735)	64,938

     Notes:
1.	Segment information by geographic area is determined by the location of Canon or its relevant subsidiary.

2.	The principal countries and regions included in each category of geographic area are as follows:

Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Other Areas: Asian regions, China, Oceania

CANON INC. AND SUBSIDIARIES
Notes to Consolidated Financial Statements (continued)
(15)	Segment Information (continued)

Segment Information - Sales by Region

	Millions of yen
	Three months ended June 30, 2009

	Sales	Percentage

Japan	173,378	22
Americas	225,529	28
Europe	239,108	30
Other areas	155,770	20

Total	793,785	100

	Millions of yen
	Six months ended June 30, 2009

	Sales	Percentage

Japan	342,882	23
Americas	401,860	27
Europe	449,175	30
Other areas	286,902	20

Total	1,480,819	100

Notes:
1.	This summary of net sales by region of destination is determined by the location of the customer.

2.	The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America Europe: England, Germany, France, Netherlands Other Areas: Asian regions, China, Oceania
(2)	Other Information
     The Board of Directors approved an interim cash dividend at the meeting held on July 28, 2009 as below:
1.	Total amount of interim cash dividends:

67,896 million yen

2.	Amount of an interim cash dividend per share:

55 yen

3.	Payment date:

August 28, 2009
     Note:
Interim dividend is paid to the shareholders registered on June 30, 2009.